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                                                                    EXHIBIT 99.1



                    (PRINCETON NATIONAL BANCORP, INC. LOGO)

                   PRINCETON NATIONAL BANCORP, INC. TO ACQUIRE
                           SOMONAUK FSB BANCORP, INC.

PRINCETON, Illinois - February 22, 2005 - Princeton National Bancorp, Inc. (NASDAQ: PNBC)

Princeton National Bancorp, Inc. and Somonauk FSB Bancorp, Inc. announced today an agreement for Princeton to acquire Somonauk.

Princeton is the parent holding company of Citizens First National Bank, which has community-banking locations throughout northern Illinois. Somonauk is the parent holding company of Farmers State Bank of Somonauk, which has banking locations in Somonauk, Sandwich, Millbrook, Newark and Plano (under construction), Illinois. This acquisition will increase the level of resources available to provide opportunities for expanded services, as well as the convenience of additional locations.

Farmers State Bank has a fine tradition of community banking that has been earned over 105 years of service to the Somonauk area, while Princeton has been serving its customers for 140 years.

Tony Sorcic, President & CEO of Princeton, stated, "Of all of the transactions we've reviewed over the years, the attributes of this transaction are the most compelling: 1) excellent geographic fit, 2) both are high-performing banks, 3) experienced management with successful track records, 4) demographics of customer bases are very similar, 5) long-term community banking tradition of both, and 6) fair value pricing is accretive to earnings per share and book value."

Sorcic continued, "Farmers State Bank prides itself on the quality of its staff and their dedication to its market and customers. The combination of these two fine staffs will benefit all of the communities currently served by Farmers State Bank and Citizens First National Bank. All staff members will continue to do what they do best - serve our customers and our communities."

As of December 31, 2004, Somonauk had total assets of $210,000,000 and Princeton had total assets of $656,000,000. The combination of the companies will result in total assets of approximately $890,000,000 (after purchase accounting adjustments). Princeton has projected revenue and earnings per share models and anticipates the acquisition of Somonauk to be 5% accretive in the first year.

Somonauk shareholders are expected to receive cash consideration of $782.76 per share and 6.6923 shares of Princeton common stock for each share of Somonauk common stock. The cash consideration is subject to possible adjustment based on the stockholders' equity of Somonauk at the time of closing. In addition, Somonauk shareholders will receive cash for fractional shares. The transaction is expected to be taxable to Somonauk shareholders. It is anticipated the cash portion of the consideration will be funded through the issuance of trust-preferred securities and through outside financing.

The acquisition, which is subject to the approval of regulatory authorities and customary closing conditions, is expected to close during the third quarter of 2005.





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Craig Wesner, Chairman of the Board of Princeton, stated, "Somonauk has been a high-performing company, and we are proud to join forces with them. The Somonauk banks are in the middle of our marketing area and will greatly increase our market share and visibility. This acquisition will allow Princeton to expand its service area and will provide opportunities to customers that neither bank could do alone."

Terry Duffy, President & CEO of Somonauk stated, "Farmers State Bank and Citizens First National Bank share the same community banking philosophies that will continue to provide the type of personal, quality service to which Farmers State Bank customers are accustomed."

Willard Lee, Chairman of Somonauk stated, "Joining a larger and highly successful institution such as Citizens First National Bank will have a positive impact on our shareholders and community. I also believe that this merger will offer additional opportunities for our excellent staff at Farmers State Bank."

Princeton will be filing a registration statement on Form S-4 and other relevant documents concerning the merger, including a proxy statement for use in connection with a special meeting of Somonauk shareholders that will be held to approve the merger, with the Securities and Exchange Commission. SOMONAUK SHAREHOLDERS ARE URGED TO READ THESE IMPORTANT MATERIALS AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY BEFORE MAKING ANY DECISION CONCERNING THE MERGER. These documents will also be available free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Princeton will be available free of charge from its Corporate Secretary at 606 South Main Street, Princeton, Illinois 61356, telephone 815-875-4444.

This press release contains certain forward-looking statements, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements are identified by the use of words such as 1) believes, 2) anticipates, 3) estimates, 4) expects, 5) projects or similar words. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure. The figures included in this press release are un-audited and may vary from the audited results.



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Inquiries should be directed to:  Lou Ann Birkey, Vice President - Investor Relations,
                                  Princeton National Bancorp, Inc., (815)875-4444
                                  E-Mail address:  pnbc@citizens1st.com
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